Slight Earning Decline at Bowl America

Bowl America reported a decline from $.08 per share to $.05 for its first fiscal quarter which ended September 29, 2002. The major elements contributing to the decline were increases in payroll and insurance costs in comparable centers and the absence of income from a center which closed at the end of its lease in May, 2002. While traffic was virtually unchanged in comparable centers, bowling revenue declined because of lower realized per game prices.

The Company today is paying a $.12 per share dividend. As a result, this will be the thirty-first consecutive year of increased dividends. Bowl America operates nineteen bowling centers in Maryland, Virginia and Florida and its Class A common stock trades on the American Stock Exchange with the symbol BWL.A. The Company's SEC Form 10-Q is available at www.sec.gov on the Edgar System.